1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Jennifer M. Leach

Associate

215.963.5773

May 22, 2007

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the preliminary proxy statement (the “Proxy Statement”) and proxy card (together with the Proxy Statement, the “Proxy Materials”) for the SEI Index Funds (the “Trust”) filed on May 9, 2007, pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (“Schedule 14A”), for the Special Meeting of Shareholders of the Trust scheduled to be held on August 14, 2007 (the “Meeting”).

1.                                      Comment:  Please explain why this proxy filing was made pursuant to Schedule 14A and not on Form N-14.

Response: A filing on Form N-14 is not required in the case of this fund reorganization because the reorganization does not include an offering of fund shares. Instead, at the Meeting, shareholders will be asked to approve an Agreement and Plan of Reorganization between the Trust’s S&P 500 Index Fund (the “Current Fund”) and the newly formed SEI Institutional Managed Trust S&P 500 Index Fund (the “New Fund”).  Under the Agreement and Plan of Reorganization, the Current Fund will merge into the New Fund by transferring all of the Current Fund’s assets to the New Fund in exchange solely for voting shares of beneficial interest in the New Fund and the New Fund’s assumption of all of the Current Fund’s liabilities (the “Reorganization”). Upon completion of the Reorganization, shareholders of the Current Fund will receive shares of equal value and number in the New Fund.

2.                                      Comment:  Please confirm that the information disclosed in the “Fees and Expenses” section of the Proxy Statement is provided as of March 31, 2007 for both the Current Fund and the New Fund.

Response: We confirm that the information disclosed in the “Fees and Expenses” section of the Proxy Statement is provided as of March 31, 2007 for both the Current and New Fund.

3.                                      Comment:  In the first table provided in the “Fees and Expenses” section of the Proxy Statement, please consider moving Footnote Number 2 from the “Other Expenses” to the “Total Annual Fund Operating Expenses” line for the SIMT S&P 500 Index Fund Class A Shares.

Response:  We have complied with this request.

4.                                      Comment:  Please explain why the costs associated with the solicitation of proxy votes are considered an extraordinary, rather than ordinary, fund expense as indicated in the “Payment of Expenses” section of the Proxy Statement.

Response: Extraordinary expenses are commonly considered to be those not incurred in the ordinary course of the Fund’s business. We would not consider the solicitation of proxy votes in connection with a fund reorganization to be within the ordinary course of the Fund’s business.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials; (ii) SEC staff comments or changes to disclosure in response to staff comments in the Proxy Materials reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy Materials; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Jennifer M. Leach

Jennifer M. Leach, Esq.